

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Robert McKinney
Chief Legal Officer
Westrock Coffee Company
4009 N. Rodney Parham Rd.
3rd Floor
Little Rock, AR 72212

> **Re: Westrock Coffee Company**
> **Registration Statement on Form S-3**
> **Filed October 2, 2023**
> **File No. 333-274827**

Dear Robert McKinney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brandon Price